October 29, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F. Street, N.E.

Washington, D.C. 20549

Attention:                               Christine Westbrook

Mary Beth Breslin

Re:                             Gemphire Therapeutics Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed October 11, 2019

File No. 333-233588

Dear Ms. Westbrook and Ms. Breslin:

Gemphire Therapeutics Inc. (“Gemphire”) is filing Amendment No. 2 (“Amendment No. 2”) to its Registration Statement on Form S-4 (File No. 333-233588), originally filed on September 3, 2019 (“Original Registration Statement”), as amended by Amendment No. 1 filed on October 11, 2019 (“Amendment No. 1”). This letter, which is being submitted on behalf of Gemphire, responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Amendment No. 1 contained in your letter, dated October 25, 2019 (the “Comment Letter”).

For your convenience, we have included the text of the applicable comment from the Comment Letter in bold immediately before our response. Except as otherwise noted below, all page references contained in our responses below are to the pages of Amendment No. 2 expected to be filed with the Commission shortly after this letter.

Amendment No. 1 to Registration Statement on Form S-4 Filed on October 11, 2019

Risk Factors

Risks Related to Gemphire Common Stock

Gemphire’s amended and restated bylaws designate the Court of Chancery of the State of

Delaware as to the sole and exclusive forum..., page 89

1.                                      We note your response to comment 2, which we reissue in part. Please ensure that the exclusive forum provision in your bylaws includes a statement to the effect that the provision is not intended to apply to any actions arising under the Exchange Act or Securities Act or the rules and regulations promulgated thereunder, or tell us how you will inform investors in future filings that the provision is not intended to apply to such claims.

In response to the Staff´s comment, Gemphire has amended the exclusive forum provision in its bylaws as follows:

“Section 48. FORUM FOR ADJUDICATION OF DISPUTES. Unless the corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of

Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (a) any derivative action or proceeding brought on behalf of the corporation, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the corporation to the corporation or the corporation’s stockholders, (c) any action asserting a claim arising pursuant to any provision of the DGCL, the Certificate of Incorporation or these Bylaws or (d) any action asserting a claim governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants.

This Section 48 shall not apply to actions brought to enforce a duty or liability created by the 1934 Act or the Securities Act of 1933, as amended, or any claim for which the federal courts have exclusive jurisdiction.

Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the corporation shall be deemed to have notice of and consented to the provisions of this Section 48.”

We also revised the risk factor disclosure in Amendment No. 2 as follows:

“The Gemphire~~’s amended and restated bylaws~~ Bylaws designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by Gemphire Stockholders, which could limit Gemphire Stockholders’ ability to obtain a favorable judicial forum for disputes with Gemphire or its directors, officers or employees.

The Gemphire~~’s amended and restated bylaws~~ Bylaws provide that, unless Gemphire consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will generally be the sole and exclusive forum for any derivative action or proceeding brought on its behalf, any action asserting a claim of breach of a fiduciary duty owed by any of its directors, officers or other employees to Gemphire or Gemphire Stockholders, any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, as amended, the Gemphire Certificate of Incorporation or the Gemphire Bylaws or any other action asserting a claim governed by the internal affairs doctrine. This provision ~~is~~does not ~~intended to~~ apply to claims arising under the Securities Act and the Exchange Act~~. To the extent the provision could be construed to apply to such claims, there is uncertainty as to whether a court would enforce the provision in such respect, and our stockholders will not be deemed to have waived compliance with federal securities laws and the rules and regulations thereunder~~ or any claim for which the federal courts have exclusive jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in shares of Gemphire capital stock shall be deemed to have notice of and to have consented to the provisions of ~~its amended and restated bylaws~~the Gemphire Bylaws described above. This choice of forum provision may limit a Gemphire Stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with Gemphire or Gemphire’s directors, officers or other employees, which may discourage such lawsuits against Gemphire and its directors, officers and employees. Alternatively, if a court were to find this provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, Gemphire may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect Gemphire’s business and financial condition.”

U.S. Federal Income Tax Consequences of the Merger to U.S. Holders of NeuroBo Common Stock, page 184

2.                                      We note your statement that the disclosure in this section constitutes the opinion of counsel as to the tax consequences of the merger, and that the parties “intend” for the merger to be treated as a tax-free contribution or a reorganization. We further note that this section describes the tax consequences to holders “assuming the qualification of the merger as a tax-free contribution or a reorganization.” However, in Exhibit 8.2, counsel confirms that “the merger shall qualify either as a tax-free contribution pursuant to Section 351 of the Code, or as a ‘reorganization’ within the meaning of Section 368(a) of the Code.” The disclosure constituting the opinion should clearly identify each material tax consequence to holders being opined upon, and set forth an opinion as to each identified tax item and the basis for the opinion. It is inappropriate to assume any legal conclusion underlying the opinion. For guidance, please refer to Sections III.C.1 and III.C.3 of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, we have revised the disclosure on page 187 of Amendment No. 2 as set forth on Annex A hereto, and Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. has provided an updated opinion filed as Exhibit 8.2 to Amendment No. 2.

Agreements Related to the Merger

Contingent Value Rights Agreement, page 209

3.              We note your response to comment 5, which we reissue in part. Although the tax treatment of the Contingent Value Rights (CVRs) may be subject to uncertainty, counsel must opine on each material tax consequence and may provide a “should” or “more likely than not” opinion and describe the related uncertainty where a “will” opinion is not given. Accordingly, please revise your disclosure to provide an opinion as to the tax consequences of the receipt of the CVRs to Gemphire shareholders.

In response to the Staff’s comment, we have revised the disclosure on pages 7, 15 and 213 of Amendment No. 2 as follows:

“In the opinion of Honigman LLP, Gemphire’s legal counsel, based on the facts, representations and assumptions set forth herein, ~~Gemphire intends to treat~~ the issuance of the CVRs to Gemphire U.S. Holders under the terms expressed in the form of the CVR Agreement included in Annex A to this proxy statement/prospectus/information statement is more likely than not to be treated as a distribution of property with respect to ~~its~~ Gemphire common stock.”

NeuroBo Business

Intellectual Property, page 308

4.              We note your response to comment 13. Please expand your disclosure to provide the expiry dates for NeuroBo’s issued patents.

In response to the Staff’s comment, we have revised the second, third and fourth paragraphs of the disclosure under “NeuroBo Business—Intellectual Property” in Amendment No. 2 as follows:

“NeuroBo has licensed or acquired rights to patent applications directed to its product candidates, preclinical compounds and related technologies to establish intellectual property positions on these compounds and their uses in disease. As of October ~~8,~~25, 2019, NeuroBo has two issued U.S. patents, comprised of one patent directed to use and another to composition of matter and four U.S. patent applications, three of which are directed to composition of matter, and one to use. The issued US patents have expiration dates of May 9, 2027 and December 29, 2031. NeuroBo also has approximately 71 foreign patents, comprised of 21 granted patents to composition of matter and 50 granted patents to use, and 11 pending applications, comprised of 10 applications to composition of matter and one application to use. The granted foreign patents have expiration dates ranging from October 27, 2026 to December 3, 2035. The jurisdictions for the foreign patents and applications include: Brazil, Canada, China, the European Patent Convention (including Austria, Belgium, Finland, France, Germany, Greece, Hungary, Italy, Netherlands, Poland, Portugal, Romania, Spain, Switzerland, Turkey, and the Unites Kingdom), India, Japan, Mexico, the Republic of Korea, and Russia.

~~In addition to the granted and issued patents, NeuroBo continues to prosecute patent applications with respect to NB-01.~~ As of October ~~9,~~25, 2019, NeuroBo’s intellectual property portfolio for NB-01 included two issued U.S. patents, comprised of one patent directed to composition of matter and another directed to use, and two pending U.S. non-provisional patent applications, comprised of one directed to composition of matter and another directed to use, and 65 granted foreign patents, comprised of eight patents directed to composition of matter and 57 patents directed to use, and two pending foreign applications directed to composition of matter; these patents and applications are related to its NB-01 clinical programs in peripheral neuropathy and neurological conditions. The issued patents have expiration dates ranging from October 27, 2026 to December 29, 2031. Patents issuing from these applications, if any, are expected to expire between 2026 and 2031. One patent family including some of the above patents and patent applications for NB-01 is assigned to University-Industry Cooperation Group of Kyung Hee University, and is exclusively licensed from Kyung Hee University to Dong-A ST and then from Dong-A ST to NeuroBo pursuant to the terms of the corresponding agreements. The other two patent families including the other above patents and patent applications for NB-01 are assigned to Dong-A ST and exclusively licensed to NeuroBo.

As of October ~~9,~~25, 2019, NeuroBo’s intellectual property portfolio for NB-02 included two pending U.S. non-provisional patent applications ~~directed to composition of matter and approximately 6 corresponding foreign patents and~~, 6 foreign granted patents, and 9 foreign patent applications, all of which are directed to compositions of matter. Patents issuing from these applications, if any, are expected to expire around 2035. The issued patents have an expiration date of December 3, 2035. All of the above patents and patent applications for NB-02 were assigned to NeuroBo pursuant to the terms of the corresponding agreement.”

We hope that the foregoing, and the revisions set forth in Amendment No. 2, have been responsive to the Staff’s comments. Please contact Phillip D. Torrence at (269) 337-7702 or ptorrence@honigman.com or Meredith Ervine at (616) 649-1942 or mervine@honigman.com if you have any comments or questions about this letter.

Very truly yours,

/s/ Steve Gullans
Steve Gullans
President and Chief Executive Officer
Gemphire Therapeutics Inc.

cc:                                Phillip D. Torrence

Meredith Ervine

(Honigman LLP)

ANNEX A

U.S. Federal Income Tax Consequences of the Merger to U.S. Holders of NeuroBo Common Stock

Subject to the Tax Opinion Representations and Assumptions ~~(as defined below)~~ (i) in the opinion of Mintz, the merger will qualify as either a tax-free contribution pursuant to Section 351 of the Code or a ~~“~~“reorganization~~”~~“ within the meaning of Section 368(a) of the Code~~. This discussion assumes that the merger so qualifies.~~, and (ii) the discussion contained herein under the heading “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” pertaining to the U.S. federal income tax consequences of the merger, insofar as such discussion constitutes statements of U.S. federal income tax law or legal conclusions, represents Mintz’s opinion as to the material U.S. federal income tax consequences of the merger to U.S. holders of NeuroBo common stock (together, the “Tax Opinion”).

~~The Tax Opinion will be based on customary assumptions and~~In rendering the Tax Opinion, Mintz assumes that: (i) the statements and facts concerning the merger set forth in this proxy statement/prospectus/information statement and in the Merger Agreement, are true and accurate in all respects, and that the merger will be completed in accordance with this proxy statement/prospectus/information statement and the merger agreement; (ii) the truth and accuracy of certain representations ~~from Gemphire, Neurobo and Merger Sub, as well as certain warranties,~~and covenants ~~and undertakings by Gemphire, Neurobo and Merger Sub (collectively, the “~~as to factual matters made by Gemphire, NeuroBo, and Merger Sub in the tax representation letters provided to counsel (the “Tax Representation Letters”); (iii) any representation made in the Merger Agreement or the Tax Representation Letters that are “to the best knowledge” (or similar qualification) of any person or party will be correct without such qualification; (iv) as to all matters for which a person or entity has represented, in the Merger Agreement or the Tax Representation Letters, that such person or entity is not a party to, does not have, or is not aware of, any plan, intention, understanding, or agreement, there is no such plan, intention, understanding, or agreement; and (v) that there will be no change in U.S. federal income tax rules or the interpretation thereof (collectively, the “Tax Opinion Representations and Assumptions”). If any of these assumptions is inaccurate, the tax consequences of the merger could differ from those described in this proxy statement/prospectus/information statement. If any of the Tax Opinion Representations and Assumptions is incorrect, incomplete or inaccurate, or is violated, the validity of the Tax Opinion may be affected and the U.S. federal income tax consequences of the merger could differ from those described in this proxy statement/prospectus/information statement.

An opinion of counsel represents counsel’s best legal judgment but is not binding on the IRS or any court, and there can be no certainty that the IRS will not challenge the conclusions reflected in the Tax Opinion or that a court would not sustain such a challenge. Neither Gemphire nor ~~Neurobo~~NeuroBo intends to obtain a ruling from the IRS with respect to the tax consequences of the merger. If the IRS were to successfully challenge the status of the merger as both a tax-free contribution pursuant to Section 351 of the Code or a “reorganization” within the meaning of Section 368(a) of the Code, the U.S. federal income tax consequences would differ materially from those described in this proxy statement/prospectus/information statement.

~~Assuming the qualification of the merger as a tax-free contribution or a reorganization as described above:~~Subject to the Tax Opinion Representations and Assumptions, in the opinion of Mintz:

•                                          a U.S. Holder of shares of NeuroBo common stock generally will not recognize any gain or loss upon the exchange of such shares for shares of Gemphire common stock in the merger, except with respect to cash received in lieu of fractional shares (as discussed below);

•                                          a U.S. Holder of shares of NeuroBo common stock will have a tax basis in the shares of Gemphire common stock received in the merger (including fractional shares deemed received and redeemed as described below) equal to the tax basis of the shares of NeuroBo common stock surrendered in exchange therefor;

•                                          a U.S. Holder of shares of NeuroBo common stock will have a holding period for the shares of Gemphire common stock received in the merger (including fractional shares deemed received and redeemed as described below) that includes its holding period for its shares of NeuroBo common stock surrendered in exchange therefor; and

•                                          if a U.S. Holder of shares of NeuroBo common stock acquired different blocks of shares of NeuroBo common stock at different times or at different prices, the shares of Gemphire common stock received in the merger (including fractional shares deemed received and redeemed as described below) will be allocated pro rata to each block of shares of NeuroBo common stock, and the basis and holding period of such shares of Gemphire common stock will be determined on a block-for-block approach depending on the basis and holding period of each block of shares of NeuroBo common stock exchanged for such shares of Gemphire common stock.